FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F_____X______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	Press Release dated January 29, 2004 (“Samsung and RIM to Offer BlackBerry Connectivity for Samsung Wireless Handhelds")	Page No 2

Document 1

January 29, 2004

FOR IMMEDIATE RELEASE

Samsung and RIM to Offer BlackBerry Connectivity for Samsung Wireless Handhelds

Seoul, Korea and Waterloo, Canada - Samsung and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable BlackBerry(R)connectivity on Samsung wireless handhelds.

RIM’s BlackBerry Connect™ licensing program will help Samsung enable its wireless handhelds to connect to BlackBerry Enterprise Server™ using the same secure, push-based wireless architecture and infrastructure that currently supports thousands of companies and government organizations around the world. The companies also intend to work together to enable Samsung handhelds to connect to BlackBerry Web Client™ services for individuals and smaller businesses.

“We are excited to work with RIM to integrate BlackBerry wireless data connectivity with Samsung wireless handhelds,” said Mr. H. Woo Kim, VP of New Business Development Team, Mobile Communication Division at Samsung. “We are committed to providing our business customers with the best available solutions to meet their wireless data needs and we believe BlackBerry connectivity will be a popular choice with our customers.”

“Samsung is a highly respected leader in the wireless industry and we are extremely pleased to begin this collaboration. Today’s announcement further demonstrates the widespread and growing appeal of BlackBerry around the world and we believe our joint efforts will significantly strengthen the overall BlackBerry offering for our customers,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion. “BlackBerry connectivity support on Samsung handhelds will provide carriers and customers with a wider choice of devices to satisfy different needs and preferences.”

Further details of the Samsung/RIM relationship and products will be shared at a later time.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in telecommunications, semiconductor, flat panel display and digital convergence technology. Samsung Electronics employs approximately 75,000 people in 89 offices across 47 countries. The company is the world’s largest producer of CDMA mobile phones, memory chips, TFT-LCDs, monitors and VCRs. Samsung Electronics consists of four main business units: Telecommunication Network, Digital Media Network, Device Solution Network, and Digital Appliance Network Businesses.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 29, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer